Exhibit 12.1

Kohl’s Corporation

Ratio of Earnings to Fixed Charges

(Dollars in Millions)

	2011	2010	2009
Earnings
Income before income taxes	$1,859	$1,788	$1,558
Fixed charges	482	489	479
Less: interest capitalized during period	(6)	(6)	(5)

	$2,335	$2,271	$2,032

Fixed Charges
Interest (expensed or capitalized)	$309	$319	$316
Portion of rent expense representative of interest	172	170	163
Amortization of deferred financing fees	1	—	—

	$482	$489	$479

Ratio of earnings to fixed charges	4.8	4.6	4.2